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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69204

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2019 (MM/DD/YYYY) AND ENDING 3/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Clarion Partners Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 Park Avenue, 12th Floor
(No. and Street)

New York	NY	10169
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Fortino — 646-589-8100
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Price WaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paula Schaefer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Clarion Partners Securities, LLC, as of March 31, 2020 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Paula Schaefer.
Signature

CEO
Title

Based upon relief from SEC staff and difficulties arising from COVID-19, Clarion Partners Securities, LLC is making this filing without notarization.
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clarion Partners Securities, LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
As of March 31, 2020

Clarion Partners Securities, LLC
Index
Year Ended March 31, 2020

pwc

Report of Independent Registered Public Accounting Firm

To the Member of Clarion Partners Securities, LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Clarion Partners Securities, LLC (the "Company") as of March 31, 2020, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 19, 2020

We have served as the Company's auditor since 2016.

Clarion Partners Securities, LLC
Statement of Financial Condition
As of March 31, 2020

Assets:		
Cash and cash equivalents	$	751,475
Other assets		9,024
Accounts receivable - parent		238,356
Prepaid expenses		35,188
Total assets	$	1,034,043
Liabilities and Member's Equity:		
Liabilities:		
Accounts payable and accrued expenses		100,563
Total liabilities		100,563
Member's equity:		933,480
Total liabilities and member's equity	$	1,034,043

1. Organization

Clarion Partners Securities, LLC ("CPS LLC" or "the Company") is a limited liability company established in the state of Delaware on October 15, 2012. On November 20, 2013, the Financial Industry Regulatory Authority ("FINRA") approved the registration of the Company. Operations commenced on November 26, 2012. The Company is registered as a securities broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company is a wholly owned subsidiary of Clarion Partners, LLC ("CP, LLC"), and was initially capitalized with a contribution in the amount of $250,000 in November 2012. The Company acts as agent in the private placement of securities.

The Company does not carry securities accounts for customers or perform custodial services and, accordingly, claims exemption from Rule 15c3-3 of the Securities Exchange Act of 1934.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

The following is a summary of the significant accounting policies followed by the Company.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits.

Other Assets
Other assets consist of cash held in the Company's flex-funding account at FINRA for filing fees and other FINRA related charges. The Company may choose to withdraw funds from its flex-funding account due to various circumstances (e.g., renewal refund or account overfunding).

Accounts Receivable - Parent
Accounts receivable - parent is stated at its net realizable value representing the current balance.

Revenue Recognition
Fees earned by the Company relate to services provided under a Service Level Agreement ("SLA") from its parent CP, LLC. Fees are recognized in revenue when the services are completed pursuant to the SLA. During the year ended March 31, 2020, all the Company's revenues were calculated in accordance with the SLA.

Income Taxes
The Company was formed as a single member limited liability company and as such is not itself subject to federal, state or local income taxes. The sole member is responsible for the tax liability, if any, related to the Company's taxable income or loss.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (continued)

Covid-19 Risk

On March 11, 2020, the World Health Organization declared the novel strain of coronavirus ("COVID-19") a global pandemic and recommended containment and mitigation measures worldwide. This has created increased short-term market volatility and, potentially, adverse long-term impacts on U.S. and world economies. As all revenue is earned pursuant to the SLA, we do not expect COVID-19 to materially impact the financials of CPS LLC.

3. Related Party Transactions

On March 5, 2013, the Company and CP, LLC entered into the SLA under which the Company shall be paid an annual service fee in the amount of all costs and expenses incurred by the Company in connection with the performance under the SLA, plus 15%. For the year ended March 31, 2020 the Company recognized revenue of $14,872,211, respectively, under the SLA.

On March 5, 2013, the Company and CP, LLC also entered into a Services Agreement to establish terms and conditions under which the parties will allocate shared costs and expenses. CP, LLC and the Company share the same office space, equipment, technology, supplies and the agreement allows for the Company to provide office equipment and staffing for its operations. For these services the Company pays fees to CP, LLC as referenced in the SLA, above. Amounts due to the Company at March 31, 2020 under these arrangements amounted to $238,356 and are included in accounts receivable on the accompanying statement of financial condition.

4. Regulatory Requirements

The Company, as a member of the FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. In addition, the rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2019, the Company's net capital and indebtedness ratio was $650,912 and 1 to 6, respectively, which was $644,208 in excess of its minimum requirement of $6,704.

The Company claims exemption from the provisions of Rule 15c3-3 under the exemptive provisions subparagraph (k)(2)(i) of the Rule.

5. Subsequent Events

There have been no subsequent events through May 19, 2020, the date that the financial statements were available to be issued, that require recognition or disclosure.